UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12B-25

                          Commission File Number 0-774

                           NOTIFICATION OF LATE FILING

(Check One):  [_] Form 10-K  [_] Form 11-K   [_] Form 20-F  [x] Form 10-QSB
[_] Form N-SAR

                  For Period Ending:  March 31, 2001
                  [   ]  Transition Report on Form 10-K
                  [   ]  Transition Report on Form N-SAR
                  [   ]  Transition Report on Form 10-Q
                  [   ]  Transition Report on Form 11-K
                  [   ]  Transition Report on Form 20-F
                  For the Transition Period Ended:
                                                   -----------------------------

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              Read the attached instruction sheet before preparing
                         the form. Please print or type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification  relates to a portion of the filing checked above,  identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION
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Full name of registrant

DANIEL GREEN COMPANY
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Former Name if Applicable


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Address of principal executive office (Street and number)

450 North Main Street
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City, State and Zip Code

Old Town, Maine 04468
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PART II - RULE 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

-----  ----- -------------------------------------------------------------------
[X]    (a)    The reasons  described  in  reasonable  detail in Part III of this form  could  not be  eliminated  without  unreasonable  effort  or expense;
-----  ----- -------------------------------------------------------------------
[X]    (b)    The subject annual report,  semi-annual report,  transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the  prescribed due date; or the subject  quarterly report on transition report on
              Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
-----  ----- -------------------------------------------------------------------
[_]    (c)    The  accountant's  statement  or other  exhibit  required  by Rule
              12b-25(c) has been attached is applicable.
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

PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attached extra sheets if needed.)

Daniel Green Company (the "Company") converted to a new software system in the first quarter of this year. The Company uses this new software to compile and process its financial information for use in its financial statements and annual and periodic reports. Additionally, the Company had significant personnel changes in its accounting department during the first quarter of this year.

As a result of these two factors, the assembly of information took longer than expected and the Company incurred delays in preparing its quarterly financial statements and Quarterly Report on Form 10-QSB. These combined events have caused the inability of the Company to timely file the Form 10-QSB, which inability could not be eliminated without unreasonable effort and expense.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Mr. Robert Weedon          (207) 827-4431
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         (Name)                 (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [_] No
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(3)  Is it anticipated that any significant change in results of operations from the corresponding period of the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [_] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     See Exhibit A
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                              DANIEL GREEN COMPANY
                  (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  May 15, 2001                     By:      /s/ Robert Weedon
                                                 -------------------------------
                                                 Robert Weedon
                                                 Chief Financial Officer

Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be type or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
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Intentional  misstatements  or omissions  of fact  constitute  Federal  criminal violations (see 18 U.S.C. 1001)
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                                  Page 2 of 4

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, DC 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.


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

                                    EXHIBIT A

               EXPLANATION PROVIDED PURSUANT TO ITEM 3 OF PART IV.


     It is anticipated that a significant change in the results of operations from the corresponding period for the last fiscal year will be reflected in the earnings statements to be included in the Form 10-QSB for the first quarter of the 2001 fiscal year.

     At the end of the first quarter of the Company's 2000 fiscal year, the Company purchased of all of the outstanding shares of the Penobscot Shoe Company on March 30, 2000.

     Net sales for the first quarter of 2001 are estimated to be $10,917,000, compared to net sales of $1,156,000 for the same period last year. Included in the estimate for the current quarter are estimated net sales of $7,670,000 attributable to the brands acquired with Penobscot Shoe.

     It is estimated that gross margin in the current quarter was approximately 36.4%, as compared to a (negative) gross margin in the same quarter last year. The additional brands acquired by the Company provided a larger sales base and a higher margin.

     It is estimated that selling, general and administrative expenses in the first quarter increased 72% from expenses reported in the comparable period in 2000. Most of these estimated increased costs are a result of the significantly higher level of business activity associated with the acquisitions.

     It is estimated that in the first quarter, net interest expense amounted to $491,800 compared to $69,000 last year.

     These results are subject to further review and adjustment.


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